UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ENDESA, S.A.
(Name of Subject Company)

ENDESA, S.A.
(Name of Person Filing Statement)

Ordinary shares, nominal value €1.20 each
American Depositary Shares, each representing the right to receive one ordinary share
(Title of Class of Securities)

00029274F1
(CUSIP Number of Class of Securities)

Álvaro Pérez de Lema
Authorized Representative of Endesa, S.A.
410 Park Avenue, Suite 410
New York, NY 10022
(212) 750-7200
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person filing statement)

With a Copy to:
Joseph B. Frumkin
Sergio J. Galvis
Richard A. Pollack
Angel L. Saad
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
(212) 558-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Endesa on January 26, 2007. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in Schedule 14D-9.

IMPORTANT LEGAL INFORMATION

This document has been made available to shareholders of Endesa, S.A. (the "Company" or "Endesa"). Investors are urged to read Endesa’s Solicitation/Recommendation Statement on Schedule 14D-9, which was filed by the Company with the U.S. Securities and Exchange Commission (the "SEC") on March 7, 2006 and amended from time to time thereafter, as it contains important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's website at www.sec.gov and at the Company’s principal executive offices in Madrid, Spain.

Statements in this document other than factual or historical information are “forward-looking statements”. Forward-looking statements regarding Endesa’s anticipated financial and operating results and statistics are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Endesa’s control or may be difficult to predict. No assurances can be given that the forward-looking statements in this document will be realized.

Forward-looking statements may include, but are not limited to, statements regarding: (1) estimated future earnings; (2) anticipated increases in wind and CCGTs generation and market share; (3) expected increases in demand for gas and gas sourcing; (4) management strategy and goals; (5) estimated cost reductions and increased efficiency; (6) anticipated developments affecting tariffs, pricing structures and other regulatory matters; (7) anticipated growth in Italy, France and elsewhere in Europe; (8) estimated capital expenditures and other investments; (9) expected asset disposals; (10) estimated increases in capacity and output and changes in capacity mix; (11) repowering of capacity; and (12) macroeconomic conditions.

The following important factors, in addition to those discussed elsewhere in this document, could cause actual financial and operating results and statistics to differ materially from those expressed in our forward-looking statements:

•
Economic and Industry Conditions: Materially adverse changes in economic or industry conditions generally or in our markets; the effect of existing regulations and regulatory changes; tariff reductions; the impact of any fluctuations in interest rates; the impact of fluctuations in exchange rates; natural disasters; the impact of more stringent environmental regulations and the inherent environmental risks relating to our business operations; and the potential liabilities relating to our nuclear facilities.

•
Transaction or Commercial Factors: Any delays in or failure to obtain necessary regulatory, antitrust and other approvals for our proposed acquisitions or asset disposals, or any conditions imposed in connection with such approvals; our ability to integrate acquired businesses successfully; the challenges inherent in diverting management's focus and resources from other strategic opportunities and from operational matters during the process of integrating acquired businesses; the outcome of any negotiations with partners and governments; any delays in or failure to obtain necessary regulatory approvals (including environmental) to construct new facilities or repower or enhance our existing facilities; shortages or changes in the price of equipment, materials or labor; opposition of political and ethnic groups; adverse changes in the political and regulatory environment in the countries where we and our related companies operate; adverse weather conditions, which may delay the completion of power plants or substations, or natural disasters, accidents or other unforeseen events; and the inability to obtain financing at rates that are satisfactory to us.

•	Political/Governmental Factors: Political conditions in Latin America and changes in Spanish, European and foreign laws, regulations and taxes.

•
Operating Factors: Technical difficulties; changes in operating conditions and costs; the ability to implement cost reduction plans; the ability to maintain a stable supply of coal, fuel and gas and the impact of fluctuations on fuel and gas prices; acquisitions or restructurings; and the ability to implement an international and diversification strategy successfully.

•	Competitive Factors: the actions of competitors; changes in competition and pricing environments; and the entry of new competitors in our markets.

Further information about the reasons why actual results and developments may differ materially from the expectations disclosed or implied by our forward-looking statements can be found under “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2005.

Except as may be required by applicable law, Endesa disclaims any obligation to revise or update any forward-looking statements in this document.

Item 9.Exhibits.

Item 9 is hereby amended and supplemented by adding the following:

(a) (2) (xlv)	Endesa, S.A. Extraordinary General Shareholders’ Meeting. February 7, 2007

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7th, 2007	ENDESA, S.A.

	By:	/s/ Álvaro Pérez de Lema
Name: Álvaro Pérez de Lema Title: Manager of North America Investor Relations

ENDESA, Sociedad Anónima
(ENDESA)
Extraordinary General Shareholders’ Meeting

On February 6, 2007, the Board of Directors of the Company resolved to convene the Extraordinary General Shareholders’ Meeting, to be held in Madrid, in "Palacio de Deportes de la Comunidad de Madrid", Avenida de Felipe II, s/n, on March 20, 2007, at 11:00 a.m. at first call. In the event that the General Meeting cannot be held at first call because the necessary quorum is not achieved, it will be held in the same place and at the same time on March 21, 2007, at second call. (It is foreseeable, in consideration of the Company’s present shareholder structure, that the Meeting will indeed be held at first call), in accordance with the following

AGENDA

ONE. Amendment of article 32 of the Corporate Bylaws (Limitation of voting rights).

TWO. Amendment of article 37 of the Corporate Bylaws (Number of classes of Directors).

THREE. Amendment of article 38 of the Corporate Bylaws (Term of office of Director).

FOUR. Amendment of article 42 of the Corporate Bylaws (Incompatibilities of Directors).

FIVE. Authorization to the Board of Directors for the execution and implementation may be, of the resolutions adopted by the General Meeting, as well as to substitute the authorities it receives from the General meeting, and granting of authorities for processing the said resolutions as a public instrument, registration thereof and, as the case may be, correction thereof.

GENERAL INFORMATION

It is expressly stated for the record that the amendment of the aforesaid articles of the Corporate Bylaws constitutes a condition to which E.ON Zwöllfte Verwaltungs GmbH has submitted the effectiveness of the public tender offer formulated by the said company on Endesa’s shares. Consequently, the lack of approval of the said resolutions to amend the bylaws could lead to the tender offer becoming void, unless the offeror waives satisfaction of the condition. Shareholders may consult the Prospectus and other documentation in relation to the tender offer on Endesa’s website (www.endesa.es) or on the website of the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores; CNMV) (www.cnmv.es).

SUPPLEMENT TO MEETING NOTICE

In accordance with article 97.3 of the Spanish Corporations Law (“Ley de Sociedades Anónimas”), shareholders who represent at least five percent of the capital stock may request that a supplement to this meeting notice be published, including one or more items on the Agenda for the General Meeting. The exercise of this right must be made by attestable notice which must be received at the Company’s registered offices, at calle Ribera del Loira, 60, 28042-Madrid, attention: Secretary-General and Secretary of the Board of Directors, within five days following the publication of this official meeting notice.

PARTICIPATION OF NOTARY PUBLIC AT GENERAL MEETING

The minutes of the Extraordinary General Shareholders’ Meeting shall be drawn up by a Notary Public who is a member of the Madrid College of Notaries Public, as so requested for this purpose by the Directors, in accordance with the provisions of article 114 of the Spanish Corporations Law, as amended, in relation to article 101 of the Mercantile Registry Regulations, article 34 of the Corporate Bylaws and article 21 of the General Meeting Regulations.

ATTENDANCE PREMIUM

Shareholders who participate in any form at the Extraordinary General Meeting, whether directly, by proxy, or by long-distance voting, shall be entitled to receive an ATTENDANCE PREMIUM of fifteen euro cents gross per share (0.15 euros gross per share), to be paid through the member entities of the clearinghouse Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores (IBERCLEAR).

RIGHT TO ATTEND AND PUBLIC REQUEST FOR PROXY

The following may attend the Extraordinary General Shareholders’ Meeting: shareholders who, individually or pooled with others, are the owners of at least 50 shares, provided that they have them registered in the pertinent book-entry ledger five days in advance of the holding of the Meeting, and are in possession of the pertinent attendance card. The shares of Endesa are represented through the book-entry system, as a consequence of which attendance, voting and proxy cards shall be issued and provided by the financial institutions participating in IBERCLEAR at which the shareholders have their shares deposited, without prejudice to the certificates of standing issued in accordance with the entries of the accounting ledger of the pertinent responsible or member institution.

Each shareholder entitled to attend may have himself or herself represented at the Extraordinary General Shareholders’ Meeting by means of another person, in accordance with the provisions on this subject matter of article 106 of the Spanish Corporations Law (“Ley de Sociedades Anónimas”), the Corporate Bylaws and the General Meeting Regulations.

In case of proxies sent to the Company or granted in favor of its Directors or of the Secretary of the Board of Directors, whether directly or through the entities acting as custodian of the shares or entrusted with recording the book-entries in relation thereto, the following rules shall apply, unless otherwise directed by the grantor shareholder.

In the event that the person to whom the proxy is delegated is not named, said proxy shall be deemed to be granted to the Secretary of the Board of Directors. If the proxyholder so appointed is legally subject to a conflict of interest in voting on any of the proposals which, on or off the Agenda, are submitted to the Extraordinary General Shareholders’ Meeting, the proxy shall be deemed to be delegated to the Secretary of the Board of Directors, unless otherwise directed by the grantor shareholder. Likewise, the proxy extends to those matters which, even if not appearing on the meeting Agenda, may be submitted to voting at the Extraordinary General Shareholders’ Meeting. In this case, and unless otherwise directed by the grantor shareholder, the proxyholder shall cast a vote in the direction he or she deems most favorable to the interests of the grantor shareholder.

Said Proxies shall contain the shareholder’s voting instructions, it being understood that, if such instructions are not given, the proxyholder shall (1) vote in favor of the proposed resolutions presented by the Board of Directors and of the business included on the Agenda formulated thereby, and against the proposed resolutions included in the supplement to the Agenda formulated, as the case may be, in accordance with article 97.3 of the Spanish Corporations Law (“Ley de Sociedades Anónimas”). 2. In the event that during the Extraordinary General Shareholders’ Meeting alternative proposals are presented on the business included on the Agenda and they are submitted to voting, the proxyholder shall exercise the vote in the sense he deems most favorable to the interest of the grantor shareholder.

RIGHT TO INFORMATION

In accordance with article 144.1.a) of the Spanish Corporations Law (“Ley de Sociedades Anónimas”) and as otherwise provided by the said law, as amended, the shareholders may examine at the registered offices and obtain from the Company, immediately and free of charge, the following texts and documentation:

•	Full text of the proposed resolutions in relation to each one of the agenda items.
•	Directors’ Report in relation to the resolutions in respect of bylaw amendments.

All texts and documentation relating to the Extraordinary General Shareholders’ Meeting may be consulted and obtained on the company’s website www.endesa.es. Likewise, the shareholders are informed that the Extraordinary General Shareholders’ Meeting may be followed on the above-mentioned website.

DELIVERY OF DOCUMENTATION

For shareholders’ greater convenience and in order to avoid crowds at the entrance to the premises at which the Extraordinary General Shareholders’ Meeting will be held, the delivery of the documentation referred to above and of the attendance gift shall take place, subject to presentation of the attendance card, at the registered offices of the Company, located at c/Ribera del Loira, no. 60, Monday through Friday from 9:00 a.m. through 2:00 p.m. and from 4:00 p.m. through 6:00 p.m.

RULES ON LONG-DISTANCE VOTING AND GRANTING OF PROXY

The Board of Directors of Endesa has decided, in accordance with the provisions of article 30 bis of the Corporate Bylaws and article 20 bis of the General Meeting Regulations, that at this Extraordinary General Shareholders’ Meeting, the following rules on the subject of long-distance voting and granting of proxy shall apply as from the date of publication of the pertinent meeting notice:

1.VOTING THROUGH LONG-DISTANCE COMMUNICATION
Endesa shareholders entitled to attend and vote may cast their vote in relation to the agenda items of the Extraordinary General Shareholders’ Meeting through long-distance communication and prior to the General Meeting being held, in the terms contemplated by the Spanish Corporations Law, article 30 bis of the Corporate Bylaws, and articles 10 and 20 bis of the General Meeting Regulations.
1.1Means for casting long-distance vote
The long-distance means of communication valid for casting a long-distance vote are as follows:
(i)    Electronic means:
In order to cast a long-distance vote by electronic communication with the Company, Endesa shareholders must do so through the Company’s webpage www.endesa.es, accessing the space dedicated to the Extraordinary General Shareholders’ Meeting, under the section of long-distance voting and granting of proxy. In accordance with the provisions of the Bylaws and the General Meting Regulations, the mechanism for casting a vote by electronic means must afford due guarantees of authenticity and identification of the shareholder exercising the said voting right. The guarantees which, in accordance with the provisions of article 20 bis of the General Meeting Regulations, the Board of Directors deems adequate in order to ensure the authenticity and identification of the shareholder exercising his or her voting right are the recognized electronic signature and the advanced electronic signature, in the terms provided by Law 59/2003, of December 19, on electronic signature, provided that they are based on a recognized electronic certificate in relation to which there is no record of revocation and which has been issued by the Spanish Certification Public Authority (CERES) dependent upon the Spanish National Mint. Those shareholders in possession of an electronic signature that meet the requisites indicated above and are identified through such signature, as well as those shareholders who possess the electronic National Identity Card (DNIe), may cast their vote in relation to the agenda items of the Extraordinary General Shareholders’ Meeting, through the Company’s website www.endesa.es, by following the procedure established therein.
(ii)  Postal mail:
In order to cast a long-distance vote by postal mail, shareholders must complete and sign the section “Long-Distance Voting by Post” of the attendance, proxy and long-distance voting card issued as a hardcopy by the entity participating in IBERCLEAR at which they have their shares deposited. Once the attendance, proxy and long-distance voting card has been completed and signed in the section assigned to “Long-Distance Voting by Post”), the shareholder may send it:
1.	By postal mail to the address: ENDESA, S.A. (JUNTA GENERAL EXTRAORDINARIA DE ACCIONISTAS- EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING), CALLE RIBERA DEL LOIRA, 60, 28042 MADRID.
2.	By means of the postage-paid, business reply envelope included, as the case may be, with the card.
3.	By messenger service equivalent to postal mail to the address indicated above.
4.	By delivery of the completed and signed card to the entity participating in IBERCLEAR at which his or her shares are deposited.

In the event that the attendance card issued by the entity participating in IBERCLEAR does not include the section dedicated to “Long-Distance Voting by Post”, a shareholder who wishes to vote long-distance by post must download from Endesa’s webpage www.endesa.es and print out a hardcopy of the Long-Distance Voting Card, complete and sign it together with the attendance card Issued by the participating entity in IBERCLEAR. Once both cards have been completed and signed, the shareholder shall send them:
1.	By postal mail to the address: ENDESA, S.A. (JUNTA GENERAL EXTRAORDINARIA DE ACCIONISTAS- EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING), CALLE RIBERA DEL LOIRA, 60, 28042 MADRID.
2.	By messenger service equivalent to postal mail to the address indicated above.
3.	By delivery of the completed and signed card to the entity participating in IBERCLEAR at which his or her shares are deposited.
2.DELEGATION OF PROXY BY MEANS OF LONG-DISTANCE COMMUNICATION
Endesa shareholders may delegate their proxy through long-distance communication prior to the Extraordinary General Shareholders’ Meeting being held, in the terms contemplated by the Spanish Corporations Law, article 30 bis of the Corporate Bylaws and article 20 bis of the General Meeting Regulations and in those set forth above in this official meeting notice.
2.1Means for delegating proxy
The long-distance means of communication valid for delegation of proxy are as follows:
(i)  Electronic means:
In order to delegate a proxy by electronic communication with the Company, Endesa shareholders must do so through the Company’s webpage www.endesa.es, accessing the space dedicated to the Extraordinary General Shareholders’ Meeting, under the section of long-distance voting and granting of proxy. In accordance with the provisions of the Bylaws and the General Meeting Regulations, the mechanism for casting a vote by electronic means must afford due guarantees of authenticity and identification of the shareholder exercising the said voting right. The guarantees which, in accordance with the provisions of article 20 bis of the General Meeting Regulations, the Board of Directors deems adequate in order to ensure the authenticity and identification of the shareholder exercising his or her voting right are the recognized electronic signature and the advanced electronic signature, in the terms provided by Law 59/2003, of December 19, on electronic signature, provided that they are based on a recognized electronic certificate in relation to which there is no record of revocation and which has been issued by the Spanish Certification Public Authority (CERES) dependent upon the Spanish National Mint. Those shareholders in possession of an electronic signature that meet the requisites indicated above and are identified through such signature, as well as those shareholders who possess the electronic National Identity Card (DNIe), may delegate their proxy through the Company’s webpage www.endesa.es, by following the procedure established therein. A shareholder who delegates his or her proxy electronically is required to notify the proxyholder so appointed of the proxy so delegated. When the proxy is delegated to a Director or to the Secretary of the Board of Directors of Endesa this notice shall be deemed to be given by means of the receipt of such electronic proxy by Endesa. On the day and in the place where the General Meeting is to be held, the appointed proxyholders shall identify themselves through their National Identity Card or Passport in order that the Company may check the proxy granted, accompanied, as the case may be, by a copy of the said electronic proxy. The proxyholder may only cast the vote of the grantor by attending the General Meeting in person.

(ii)  Postal mail:
In order to delegate a proxy by postal mail, shareholders must complete and sign the proxy section of the attendance card issued as a hardcopy by the entity participating in IBERCLEAR. The person to whom voting is delegated may only vote by attending the General Meeting in person.
The shareholder may send the card, duly completed and signed:
1.	By postal mail to the address: ENDESA, S.A. (JUNTA GENERAL EXTRAORDINARIA DE ACCIONISTAS- EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING ), CALLE RIBERA DEL LOIRA, 60, 28042 MADRID.
2.	By means of the postage-paid, business reply envelope included, as the case may be, with the card.
3.	By messenger service equivalent to postal mail to the address indicated above.
4.	By delivery of the completed and signed card to the entity participating in IBERCLEAR at which his or her shares are deposited
On the day and in the place where the Extraordinary General Shareholders’ Meeting is to be held, the appointed proxyholders shall identify themselves through their National Identity Card or Passport in order that the Company may check the proxy granted, accompanied, as the case may be, by a copy of the said proxy.
3. BASIC RULES FOR LONG-DISTANCE VOTING AND DELEGATION OF PROXY
3.1  Deadline for receipt by the Company of long-distance proxies and votes.
In order to be valid and in accordance with the provisions of the General Meeting Regulations, both long-distance proxies as well as votes (whether electronic or postal) shall be received by the Company 24 hours prior to the day and time scheduled for the Extraordinary General Shareholders’ Meeting to be held at first call. If not, the proxy shall be deemed not to have been granted and the vote not cast, unless the subsequent receipt, albeit prior to the holding of the Extraordinary General Shareholders’ Meeting allows performing the proper verification and computation with a view towards the preparation and holding thereof.
3.2 Rules of preference between proxy, long-distance vote and presence at General Meeting
3.2.1 Priorities between proxy, long-distance vote and physical attendance
(i)
Personal attendance at a Extraordinary General Shareholders’ Meeting by a shareholder who had previously delegated or voted long distance, no matter the means used to cast the vote, shall render the said proxy or vote null and void.

(ii)
Furthermore, a vote, no matter the means used to cast it, shall render ineffective any electronic proxy or proxy by printed card, even if previous, which shall deemed to be revoked, or subsequent, which shall be deemed not to have taken place.

3.2.2 Priorities between proxies
In the event that a shareholder validly makes several proxy delegations, the last one received by the Company shall prevail.
3.2.3 Priorities between long-distance votes
A shareholder may validly vote long distance only once in relation to each position of securities. In the event that a shareholder makes several long-distance votes with respect to the same shares, whether electronically or by postal mail, the vote first received by the Company shall prevail, and any votes received on a subsequent date shall be invalid. A revocation or modification of that long-distance vote shall require the personal attendance of the shareholder at the Extraordinary General Shareholders’ Meeting.

3.3 Specificity of long-distance vote
A shareholder who wishes to vote by distance (through electronic means or postal mail) must indicate the specific direction of his or her vote for each one of the items included on the Agenda. If, in relation to any of the Agenda items, he or she does not specify the direction of his or her vote, he or she shall be deemed to have voted in favor of the proposals of the Board of Directors on the business included on the Agenda as formulated by the latter, and against the further proposed resolutions included in the supplement to the agenda formulated, as the case may be, in accordance with article 97.3 of the Spanish Corporations Law (“Ley de Sociedades Anónimas”).
3.4 Other Provisions
In the event that electronic means are employed, only one electronic action per each type of operation (one vote and one proxy) may be utilized.
Both a long-distance proxy as well as a vote shall remain null and void as a consequence of the disposal of the shares which entitle attendance of which the Company becomes aware.
The shareholder is exclusively responsible for the custody of his electronic signature in order to vote or delegate a proxy electronically.
3.5 Special Rules
Shareholders that are legal entities and those not resident in Spain must consult with the Shareholder Relations Line 900 666 900 the possibility, as the case may be, of adapting, with proper guarantees, the long-distance voting and proxy mechanisms to their peculiarities.
Furthermore, in the event that the shareholder is a legal entity, the latter must notify the Company of any change or revocation in the powers held by its representative and, therefore, Endesa declines any liability until such notification takes place.
4. TECHNICAL INCIDENTS
Endesa reserves the right to modify, suspend, cancel or restrict the electronic voting and proxy mechanisms when so required for technical or security reasons.
Endesa shall not be liable for any damages which may be caused to a shareholder arising out of breakdowns, overloads, dropped lines, failed connections, malfunctioning of postal service or any other eventuality of a like or similar nature, removed from the will of Endesa, which prevent the use of the long-distance voting and proxy mechanisms.

ADDITIONAL INFORMATION

The personal data submitted by shareholders for the exercise or delegation of their rights to attend and vote at the General Meeting shall be processed by the Company for the sole purposes of allowing the exercise of these rights. When legally applicable, rights to access, rectification, cancellation and opposition may be exercised.
For any clarification concerning the delivery of documentation and any other aspect referring to this meeting notice, shareholders are directed to the Information Office located at the registered offices, calle Ribera del Loira, no. 60, Madrid, either in person or by telephoning 900 666 900 from 9:00 a.m. through 2:00 p.m. and from 4:00 p.m. through 6:00 p.m., Monday through Friday.

FORECASTED DATE OF GENERAL MEETING

ENDESA HEREBY INFORMS ITS SHAREHOLDERS THAT, GIVEN THE COMPANY’S PRESENT SHAREHOLDER COMPOSITION, IT IS FORESEEABLE THAT THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING WILL BE HELD AT FIRST CALL, THAT IS, ON MARCH 20, 2007, IN THE PLACE AND AT THE TIME INDICATED ABOVE.

Madrid, February 6, 2007
Secretary General and Secretary of the Board of Directors
Salvador Montejo Velilla